Exhibit 99.3

Press Release

Your Contacts:
Nathalie Jecker Aventis Global Media Relations Tel.: +33 (0) 3 88 99 11 16 Nathalie.Jecker@Aventis.com	Corinne Hoff Aventis Global Media Relations Tel.:+33 (0) 3 88 99 19 16 Corinne.Hoff@Aventis.com

Aventis completes the divestment of Aventis Behring to CSL Limited for a price of up to US$925 million

Completion is major step in Aventis non-core divestment program

        Strasbourg, France, April 1, 2004—Aventis announced that the divestment of the therapeutic proteins business Aventis Behring to CSL Limited was completed on March 31, 2004. In this transaction, CSL Limited has acquired Aventis Behring, its subsidiaries and the plasma activities in Japan, previously held by Aventis Pharma Japan.

        As previously announced, Aventis will receive total proceeds of up to US$925 million, consisting of a cash payment of US$550 million already received, as well as a total of US$125 million in deferred payments, which will be made in three installments: US$30 million on July 1, 2006; US$30 million on December 31, 2006; and a final payment of US$65 million on December 31, 2007. In addition, Aventis may receive up to US$250 million in an additional payment from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's share price.

        "The completion of the Aventis Behring divestiture enhances our financial flexibility. As indicated before, this is a major step towards fulfilling our commitment to divest our non-core activities by the end of 2004. This transaction is earnings neutral for Aventis going forward and has a positive impact on our free cash flow", said Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer of Aventis.

About Aventis Behring

        Aventis Behring L.L.C. is a global leader in the therapeutic protein industry. The company distributes products to over three-quarters of the world's markets and produces nearly one-fifth of the world's plasma-based therapies. Aventis Behring

Aventis    •     67917 Strasbourg    •    Cedex 9     •    France    •    www.aventis.com
Address for visitors: 16, Avenue de l'Europe    •    Espace Européen de l'Entreprise    •    F-67300 Schiltigheim

offers more than 30 products in therapeutic categories including coagulation disorders, immune deficiencies, alpha1-proteinase inhibitor deficiency, plasma expanders and wound-healing agents. With one of the world's largest fully integrated plasma collection companies, Aventis Behring is able to maintain control of the product cycle to ensure the quality, purity and safety of its therapies. Aventis Behring is headquartered in King of Prussia, Pennsylvania, USA, and employs approximately 5,800 people worldwide. Consolidated sales in 2003 totaled € 1,008 million.

About CSL Limited

        The CSL Group of companies develops, manufactures and markets pharmaceutical products of biological origin. Its business is health care:

        — Life-saving products derived from human plasma;

        — Pharmaceuticals and diagnostics essential to health;

        — Cell culture reagents for the pharmaceutical industry;

        CSL has manufacturing facilities in Europe, the U.S. and Australia. The Group operates globally through three businesses: Human Health, JRH Biosciences, ZLB Plasma Services.

        CSL's Human Health business includes the operations of ZLB Bioplasma, CSL Bioplasma and CSL Pharmaceutical, as well as its global new product development activities.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report — "Document de Référence" — on file with the "Autorité des marchés financiers" in France which is also available in a German translation version.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

For further information:
CSL Limited
Mark Dehring
Tel.: +61 3 9389 2818